Exhibit 99.7

CONSENT OF EXPERT

I, Chris Bostwick, do hereby consent to the filing of the scientific and technical information in the Annual Information Form (the “AIF”) of AuRico Gold Inc. (the “Company”) for the year ended December 31, 2013 and the use of my name in the Annual Information Form and Annual Report on Form 40-F of the Company for the year ended December 31, 2013, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into the Form F-3 (File No. 333-189227) of the Company and any Registration Statement on Form S-8 of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.

Dated March 3. 2014	By: /s/ Chris J. Bostwick
Chris J. Bostwick
AuRico Gold Inc.
Senior Vice President, Technical Services